MIRAE ASSET DISCOVERY FUNDS
One Bryant Park
New York, New York 10036

September 14, 2010

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C.  20549
Attention: Division of Investment Management

Re:

Mirae Asset Discovery Funds (the “Fund”)

Registration Statement on Form N-1A, filed on September 14, 2010

(File Nos. 333-166018; 811-22406)

Ladies and Gentlemen:

We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective at 10:00 a.m. on Friday, September 17, 2010, or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 2 with the Securities and Exchange Commission.

We hereby acknowledge that:

1.

Should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.

The action of the Commission, or the Staff acting pursuant to delegated authority, in declaring the above-captioned Registration Statement effective, does not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.

The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

MIRAE ASSET DISCOVERY FUNDS

By: /s/ Hun Jun Jang

Name:  Hun Jun Jang

Title:    President